POLICIES WITH RESPECT TO SECURITY INVESTMENTS (N-SAR ITEM 77D):

TAX-EXEMPT INCOME SERIES, INC.

Tax-Exempt High Income Fund:
At a Board meeting held on July 10-11, 2007, the Board approved a resolution to eliminate the fund's nonfundamental policies regarding deposits on futures; buying on margin and selling short; and investments in tax-exempt securities. The existing nonfundamental policy on illiquid securities was revised to state, no more than 15% of the fund's net assets will be held in securities and other instruments that are illiquid.